UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K


|X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934
    [NO FEE REQUIRED]
    For the fiscal year ended December 31, 2003

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934
    For the transition period from __________________ to _______________


                         Commission File Number 1-12358

              COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN
                            (Full title of the plan)

                            COLONIAL PROPERTIES TRUST
                             2101 Sixth Avenue North
                                    Suite 750
                              Birmingham, AL 35203

Colonial Properties Trust
401(k) Profit Sharing Plan
Contents
Year Ended December 31, 2003
-------------------------------------------------------------------------------

                                                                        Pages

Report of Independent Registered Public Accounting Firm....................1

Financial Statements
Statements of Net Assets Available for Plan Benefits.......................2

Statement of Changes in Net Assets Available for Plan Benefits.............3

Notes to Financial Statements..............................................4

Supplemental Schedules
Schedule of Assets (Held at End of Year)...................................9

Schedule of Nonexempt Transaction.........................................10



Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm



To the Participants and Administrator of Colonial Properties Trust 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Colonial Properties Trust 401(k) Profit Sharing Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). This standard requires that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets and Nonexempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
June 25, 2004

Colonial Properties Trust
401(k) Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2003 and 2002

------------------------------------------------------------------------------------------------
                                                                           2003          2002
------------------------------------------------------------------------------------------------

Assets
Investments (Note 3)                                                   $ 8,708,921   $ 6,096,367
Colonial Properties Trust Stock Fund                                     3,338,209     2,813,954
The Colonial BancGroup, Inc. Stock Fund                                  1,239,830       855,904
Employee contribution receivable                                            72,600        55,964
Employer contribution receivable                                           469,761       415,358
                                                                       -----------   -----------
        Total Assets                                                   $13,829,321   $10,237,547
                                                                       -----------   -----------

Liabilities and Net Assets Available for Plan Benefits
Return of excess contributions                                              85,454          --
                                                                       -----------   -----------
        Total Liabilities                                              $    85,454   $      --
                                                                       -----------   -----------
Net assets available for plan benefits                                  13,743,867    10,237,547
                                                                       -----------   -----------

        Total liabilities and net assets available for plan benefits   $13,829,321   $10,237,547
                                                                       -----------   -----------


The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2003
-------------------------------------------------------------------------------------

Additions to net assets available for plan benefits:
     Investment income
          Cash dividends on Colonial Properties Trust common stock        $   230,586
          Cash dividends on Colonial BancGroup, Inc. common stock              39,936
          Interest and dividends on mutual funds and common trust funds       155,286
          Net appreciation in the market value of investments               1,870,271
                                                                          -----------
                   Total investment income                                  2,296,079
                                                                          -----------
     Contributions
          Employee contributions                                            1,304,622
          Employer contributions                                              447,198
          Rollover contributions                                               80,634
                                                                          -----------
                   Total contributions                                      1,832,454
                                                                          -----------
                   Total additions                                          4,128,533

Deductions from net assets available for plan benefits:
     Benefit payments                                                         622,213
                                                                          -----------
Net increase                                                                3,506,320
Net assets available for plan benefits
     Beginning of year                                                     10,237,547
                                                                          -----------
     End of year                                                          $13,743,867
                                                                          -----------


The accompanying notes are an integral part of these financial statements.



Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------


1.       Description of the Plan

         The following description of Colonial Properties Trust 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan was established on January 1, 1995 by Colonial Properties Trust (the Company or Employer) as a defined contribution plan for the benefit of all eligible employees of the Company. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and is funded by discretionary employee and employer contributions.

         The Plan was amended and restated, effective January 1, 2001, to comply with the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994 (USERRA), the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000.

         Eligibility

         Employees are eligible to join the elective deferral portion of the Plan as of the first day of any month after completing three months of service. Employees are eligible to participate in the Company matching and profit sharing portions of the Plan after completion of one year of service. A year of service is defined as a period of twelve consecutive months during which an employee works at least 1,000 hours.

         Employee Contributions

         The amount of salary reduction for any plan year shall be no less than 2% of the participant's compensation for such plan year, subject to the maximum allowed by the Internal Revenue Code ($12,000 per participant in 2003). The amount of the salary reduction is remitted by the Employer to the Plan's trustees at the end of each pay period.

         Effective for the plan year beginning January 1, 2002, the Plan elected to implement the "catch-up" provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, beginning in 2002.

         Employer's Contributions

         The Employer shall make a matching contribution equal to 50% of the participant's salary reduction contribution, limited to a maximum matching contribution of 6% of the participant's annual compensation. The employer matching contribution shall be provided to each participant who made a contribution during the Plan year and was employed by the Company on the last day of the Plan year.

         The Employer may also contribute a discretionary profit sharing contribution to the Plan for each plan year, which shall be in addition to the employer matching contribution. The amount of such discretionary contribution, if any, for any plan year shall be determined by the boards of directors of the Company. No discretionary contributions were made in 2003.

         Investment Options

         The Plan provides participants with various investment options, including thirteen mutual funds, three common/collective trust funds and two common stock funds.

         Forfeitures

         The nonvested portion of a terminated employee's account balance shall be forfeited and used to reduce employer contributions otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year, unless the employee resumes employment before he or she incurs a five-year break. At December 31, 2003, there was $7,579 in forfeitures available for use in the Plan.

         Distribution of Benefits

         Generally, the Plan provides for the payment of benefits to the participant (or, if applicable, the beneficiary) at retirement, disability, death or termination of employment. In addition, distributions to participants on account of financial hardship may be made in certain circumstances limited under the terms of the Plan. Benefit payments are made in the form of lump sum distributions, direct rollovers or annuities.

         Vesting

         A participant's interest in his or her salary reduction account shall at all times be fully vested and nonforfeitable. A participant's interest in his or her employer contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death or attainment of normal retirement date while in the service of the employer, termination of the Plan, or complete discontinuance of all employer contributions. Prior to the occurrence of any of the preceding events, a vested interest in employer contributions shall be determined in accordance with the following vesting schedule:


         Number of Years of Service                          Percentage

         Less than 1 year                                        0%
         1 year                                                 20%
         2 years                                                40%
         3 years                                                60%
         4 years                                                80%
         5 years or more                                       100%


         Amendment and Termination

         It is the intention of the Company to continue the Plan indefinitely. The Company reserves the right to modify, amend or terminate the Plan in whole or in part at any time in writing provided that any such modification, amendment or termination does not make it possible for any portion of the fund to be used for or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries, after the payment of administrative expenses or taxes. Upon termination of the Plan, plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.

2.       Summary of Significant Accounting Policies

         Basis of Accounting

         The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

         Risks and Uncertainties

         The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         Investments

         Investments are stated at market value. Market values were determined by Invesco Retirement Plan Services (Invesco), based on quoted market values at December 31, 2003 and 2002, as of the last trade date of the year. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

         Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis.

         Contributions

         Contributions receivable from elective deferrals of salary are accrued based on unremitted deductions from participant employees' payroll compensation. Contributions receivable from the Employer are accrued based upon a matching contribution calculated on the last day of the year (see Note 1).

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.       Investments

         Investments of the Plan, as described in the accompanying statements of net assets available for plan benefits, are held by the Trustee (AmSouth) under a trust agreement dated July 5, 1995. The Trustee has discretionary authority for purchase and sale of investments subject to certain limitations on composition of the portfolio as specified in the trust agreement.

                                                 2003                 2002
                                          ------------------   -----------------

Colonial Properties Trust Stock Fund           $ 3,338,209         $ 2,813,954
The Colonial BancGroup, Inc. Stock Fund          1,239,830             855,904
Mutual funds                                     8,181,371           5,850,437
Common/collective trust funds                      527,550             245,930
                                          ------------------   -----------------
                                              $ 13,286,960         $ 9,766,225
                                          ------------------   -----------------


         During the year ended December 31, 2003, net appreciation (including gains and losses on investments bought and sold, as well as held during the year) in investments was $1,870,271 as follows:



Colonial Properties Trust Stock Fund                                $ 514,489
The Colonial BancGroup, Inc. Stock Fund                               373,686
Mutual funds                                                          860,823
Common/collective trust funds                                         121,273
                                                               --------------
          Net appreciation in the market value of investments      $1,870,271
                                                               --------------

         The following is a summary of assets held in excess of five percent of the Plan's net assets at December 31:


                                                   2003               2002
                                            -----------------    --------------

Colonial Properties Trust Stock Fund               $3,338,209        $2,813,954
The Colonial BancGroup, Inc. Stock Fund            $1,239,830         $ 855,904
AmSouth Stable Principal Fund                      $3,549,361        $2,898,935
AmSouth Value Fund                                 $1,173,028         $ 821,615
AmSouth Balanced Fund                               $ 828,547         $ 789,111
Fidelity Advisor Mid Cap Fund                       $ 907,803         $ 361,840



Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------------------------------------------



4.       Tax Status

         The Internal Revenue Service has determined and informed the Company, by a letter dated August 21, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

         The Plan is a salary reduction profit sharing plan, whereby employee contributions to the Plan within specified limits are not included in the gross income of the participant.

5.       Related Party Transactions

         The Employers pay administrative expenses on behalf of the Plan, including legal, trust, administrative, and accounting fees.

         Plan investments include investment funds managed by the trustees, as defined by the Plan, and therefore investment purchases and sales of these investment funds and the related interest income qualify as party-in-interest transactions.

6.       Comparison of Financial Statements to Form 5500

         Annually, the Company files, on behalf of the Plan, an information return (Form 5500) that includes financial information prepared on the basis of cash receipts and disbursements. The accompanying financial statements differ from the Form 5500 primarily due to accruals reflected in the financial statements.

7.       Nonexempt Transaction

         During the year ended December 31, 2003, there was one instance of untimely remittance of employee contributions of $55,123 to the trustee.

                          Supplemental Schedules

Colonial Properties Trust
401(k) Profit Sharing Plan
Schedule of Assets (Held at End of Year)
as of December 31, 2003
-----------------------------------------------------------------------------------------------------------------------------

 (a)                        (b)                                               (c)                                  (e)
                                                               Description of Investment Including
                 Identity of Issuer, Borrower,                   Maturity Date, Rate of Interest,               Current
                    Lessor, or Similar Party                    Collateral, Par or Maturity Value                Value
          ---------------------------------------------  -------------------------------------------------  -----------------

  *       Colonial Properties Trust                      Common stock                                             $3,338,209
          The Colonial BancGroup, Inc.                   Common stock                                              1,239,830
  *       AmSouth Stable Principal Fund                  Mutual fund                                               3,549,361
  *       AmSouth Value Fund                             Mutual fund                                               1,173,027
  *       AmSouth Balanced Fund                          Mutual fund                                                 828,547
  *       AmSouth Large Cap Fund                         Mutual fund                                                 285,428
  *       Putnam Vista Fund                              Mutual fund                                                 263,001
  *       Invesco Dynamics Fund                          Mutual fund                                                  37,606
  *       Invesco Structured Small Cap Value
           Equity Trust Fund                             Common/collective trust fund                                323,893
          Janus Mid Cap Value Fund                       Mutual fund                                                 160,952
          Federated Max Cap Fund                         Mutual fund                                                  93,379
          Dreyfus Emerging Leaders Fund                  Mutual fund                                                 196,718
  *       AmSouth Bond - Class A                         Mutual fund                                                 154,219
          Dow Jones 60% Global Portfolio
           Index Fund                                    Common/collective trust fund                                106,117
          Dow Jones 100% Global Portfolio
           Index Fund                                    Common/collective trust fund                                 97,540
          Fidelity Advisor Equity Growth Fund            Mutual fund                                                 375,482
          Templeton Foreign Fund                         Mutual fund                                                 155,847
          Fidelity Advisor Mid Cap Fund                  Mutual fund                                                 907,804
                                                                                                            -----------------
                                                                                                                $ 13,286,960
                                                                                                            =================


* Denotes a party-in-interest to the Plan.

Colonial Properties Trust
401(k) Profit Sharing Plan
Schedule of Nonexempt Transaction
Year Ended December 31, 2003
--------------------------------------------------------------------------------------------------------------------

          (a)                       (b)                     (c)                       (d)            (e)          (f)

                            Relationship to plan,  Description of transactions
     Identity of            employer or other      including maturity date,
                                                   rate of interest, collateral,    Purchase       Cost of     Current Value
    Party Involved          party-in-interest      par or maturity value             Price          Asset        of Asset
--------------------------  --------------------   ----------------------------  -------------  -------------  -------------

Colonial Properties Trust     Employer             Untimely remittance of
                                                   February 26, 2003                $ 55,123       $ 55,123      $ 55,123
                                                   bi-weekly employee
                                                   contributions. Remitted
                                                   to the Trustee on
                                                   April 25, 2003.



            Consent of Independent Registered Public Accounting Firm



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-14155) of Colonial Properties Trust of our report dated June 25, 2004 relating to the financial statements and supplemental schedules of Colonial Properties Trust 401(k) Profit Sharing Plan, which appears in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
Birmingham, Alabama
June 28, 2004

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    COLONIAL PROPERTIES TRUST
                                                    401(k) PROFIT SHARING PLAN





Date:  June 28, 2004                           /s/  John P. Rigrish
                                                    --------------------------
                                                    John P. Rigrish
                                                    Chief Administrative Officer
                                                    (Plan Administrator)